

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Michael James McMullen
Chief Executive Officer
Metals Acquisition Corp
425 Houston Street, Suite 400
Fort Worth, TX 76102

      Re: Metals Acquisition Corp
              Draft Registration Statement on Form S-1
              Submitted April 6, 2021
              CIK No. 0001853021

Dear Mr. McMullen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted April 6, 2021

General

1. It appears from your fee table that you are attempting to register the issuance of Class A ordinary shares upon exercise of the warrants that are included as part of the units. However, your disclosure on page 52 of your initial registration statement states that you are not registering the issuance of shares underlying the warrants, contrary to the information in your fee table. Please revise accordingly.

Our Management, page 119

2. Please revise your disclosure to more specifically describe your officers' and directors' principal occupations and employment during the past five years. Please refer to Item 401(e) of Regulation S-K.

Signatures, page II-5

3. Below the second paragraph of text on the Signatures page, please have your principal financial officer, principal accounting officer or controller and a majority of the board of directors sign the registration statement in their individual capacities.

    You may contact Melissa Gilmore at 202-551-3777 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Sergio Chinos at 202-551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing